Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-224538-01

January 11, 2021

Duke Realty Limited Partnership

Pricing Term Sheet

$450,000,000 1.750% Senior Notes due 2031

This pricing term sheet is qualified in its entirety by reference to the Issuer’s preliminary prospectus supplement dated January 11, 2021 and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

1.750% Senior Notes due 2031

Issuer:	Duke Realty Limited Partnership

Title of Security:	1.750% Senior Notes due 2031

Ranking:	Senior Unsecured Notes

Principal Amount:	$450,000,000

Gross Proceeds:	$446,634,000

Net Proceeds (before expenses):	$443,709,000

Maturity Date:	February 1, 2031

Coupon:	1.750%

Public Offering Price:	99.252%, plus accrued interest from January 21, 2021

Yield to Maturity:	1.832%

Spread to Benchmark Treasury:	70 basis points

Benchmark Treasury:	0.875% due November 15, 2030

Benchmark Treasury Price / Yield:	97-19+ / 1.132%

Interest Payment Dates:	February 1 and August 1, beginning August 1, 2021

Optional Redemption:	Prior to November 1, 2030, at the Make-Whole Amount of Treasury plus 12.5 basis points. On or after November 1, 2030, the notes will not include a Make-Whole Amount.

Trade Date:	January 11, 2021

Settlement Date:	T+7; January 21, 2021

Distribution:	SEC registered

CUSIP:	26441Y BF3

ISIN:	US26441YBF34

Denominations/Multiple:	$2,000 x $1,000

Joint Bookrunners:	J.P. Morgan Securities LLC
Barclays Capital Inc.
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Regions Securities LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
Scotia Capital (USA) Inc.
Truist Securities, Inc.
UBS Securities LLC

Use of Proceeds:	The company intends to allocate an amount equal to the net proceeds from the offering to the financing or refinancing of Eligible Green Projects, as defined in the Preliminary Prospectus. Pending such allocation, the net proceeds may be used to repay borrowings outstanding on the company’s unsecured senior line of credit and may be held in cash and cash equivalents.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

J.P. Morgan Securities LLC	1-212-834-4533 (collect call)

Barclays Capital Inc.	1-888-603-5847 (toll free)

RBC Capital Markets, LLC	1-866-375-6829 (toll free)

Wells Fargo Securities, LLC	1-800-645-3751 (toll free)

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